UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)
                              (Amendment No. 1 )(1)

                           SUN HEALTHCARE GROUP, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    866933401
-------------------------------------------------------------------------------
                                 (CUSIP number)

DFW Capital Partners, L.P.                    Ropes & Gray LLP
Glenpointe Centre East, 5th Floor             45 Rockefeller Plaza
Teaneck, New Jersey 07666                     New York, New York 10111
(201) 836-6000                                (212) 841-5700
Attention: Keith W. Pennell                   Attention: Merrill A. Ulmer, Esq.

-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 11, 2006
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

------------------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 866933401                                           Page 2 of 4 Pages

-------------------------------------------------------------------------------

1.        Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only - Voluntary)

          DFW Capital Partners, L.P.

-------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group

           (a) |_|
               --------------------------------------------------
           (b) |X|
               --------------------------------------------------

-------------------------------------------------------------------------------

3.        SEC Use Only

-------------------------------------------------------------------------------

4.        Source of Funds

          Not Applicable

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|


-------------------------------------------------------------------------------

6.        Citizenship or Place of Organization
          Delaware

-------------------------------------------------------------------------------

                            7.     Sole Voting Power
NUMBER OF                           2,117,453 shares of Common Stock
SHARES                      ---------------------------------------------------
BENEFICIALLY                8.     Shared Voting Power
OWNED BY                    ---------------------------------------------------
EACH                        9.     Sole Dispositive Power
REPORTING                          2,117,453 shares of Common Stock
PERSON                      ---------------------------------------------------
WITH                        10.    Shared Dispositive Power

-------------------------------------------------------------------------------

11.       Aggregate Amount Beneficially Owned by Each Reporting Person
           2,117,453 shares of  Common Stock
-------------------------------------------------------------------------------

12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares |_|

-------------------------------------------------------------------------------

13. Percent Of Class Represented By Amount In Row (11)

          6.75%
-------------------------------------------------------------------------------

14.       Type of Reporting Person
          PN
-------------------------------------------------------------------------------

CUSIP No. 866933401                                           Page 3 of 4 Pages

                         Amendment No. 1 to Schedule 13D


     Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 19, 2005 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended by adding the following thereto:

     On December 11, 2006, DFW Capital Partners, L.P. entered into a Rule 10b5-1 Plan, in the form filed as Exhibit A to this Amendment No. 1, relating to the proposed sale of shares of Common Stock by Jefferies & Company, Inc. (the "Broker"). The Rule 10b5-1 Plan provides that the Broker may sell up to 500,000 shares of Common Stock per three month period (subject to reduction in order to comply with the volume limitations contained in the Registration Rights Agreement), at prices specified in each Rule 10b5-1 Plan. The maximum number of shares proposed to be sold under the Rule 10b5-1 Plan is 1,000,000 shares. The term of the Rule 10b5-1 Plan commences no earlier than 31 days after the date of the final prospectus filed with respect to the Company's proposed public offering of Common Stock, and continues until the earliest of the earliest to occur of (i) the date on which the Broker is required to suspend or terminate sales under the Rule 10b5-1 Plan, (ii) the date on which the Broker receives notice of the dissolution of the selling stockholder, (iii) the date on which the Company or any other person publicly announces a tender or exchange offer with respect to the Common Stock or a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Company as a result of which the Common Stock is to be exchanged or converted into shares of another company, (iv) the date on which the Broker receives notice of the commencement or impending commencement of any proceedings in respect of or triggered by the selling stockholder's bankruptcy or insolvency, and (v) the date that the aggregate number of shares of Common Stock sold pursuant to the Rule 10b5-1 Plan reaches 1,000,000 shares, unless, in each case, earlier terminated in accordance with the terms thereof.

The Rule 10b5-1 Plan is attached hereto as Exhibit A and any description thereof if qualified in its entirety to reference thereto.


Item 7.  Material to Be Filed as Exhibits

Exhibit A    Rule 10b5-1 Plan between DFW Capital Partners, L.P. and
             Jefferies & Company, Inc.

CUSIP No. 866933401                                           Page 4 of 4 Pages

                                    Signature

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December  11, 2006

                            DFW CAPITAL PARTNERS, L.P.

                            By:  Capital Partners - GP, L.P., General Partner

                            By:/s/ Keith W. Pennell
                               ---------------------------------------
                               Name: Keith W. Pennell
                               Title: General Partner